UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  June 7, 2010

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY      X      NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH Trust
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4. Address of principal executive office
(number,street,city,state,zip code):

140 Broadway, New York, NY 10005


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of
BBH Trust comprised of
BBH International Equity Fund, BBH Core Select,
BBH Broad Market Fund and BBH Money Market Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Trust (comprised of BBH International Equity Fund, BBH Core Select, BBH Broad Market Fund, and BBH Money Market Fund) (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 31, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed without prior notice to management as of October 31, 2009, and with respect to agreement of security purchases and sales for the period from June 30, 2009 (date of our last examination) through October 31, 2009:

1.	Confirmation of all securities held in book entry form by The
Depository Trust Company, Bank of New York Mellon and various sub-custodians;

2.	Reconciliation of all such securities to the books and records of the Funds and BBH Harriman & Co. (the "Custodian");

3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

4.	Agreement of 4 security purchases and 4 security sales or
maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2009 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties. /s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 7, 2010



June 7, 2010
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of BBH Trust (comprised of BBH International Equity Fund, BBH Core Select, BBH Broad Market Fund, and BBH Money Market Fund) (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2009, and for the period from June 30, 2009 through October 31, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2009, and for the period from June 30, 2009 through October 31, 2009, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust

___________________________________________________
John A. Gehret, President, Principal
Executive Officer


Charles H. Schreiber, Treasurer,
principal Financial Officer